Explanation of Responses

(1)
On August 26, 2014, Insight Venture Associates VII, L.P. (“Insight Associates VII”) distributed an aggregate 82,785 shares of common stock of the issuer pro rata to its partners in accordance with their respective ownership interests as determined in accordance with the limited partnership agreement of such entity (the “Distribution”).  In connection with the Distribution, Jeffrey Lieberman acquired direct ownership of 8,964 shares of common stock of the issuer.

Mr. Lieberman did not furnish any consideration in exchange for the shares of common stock received in connection with the Distribution.  The business address for the above reporting person is: 680 Fifth Avenue, 8th Floor, New York, N.Y. 10019.